OmniPad Company

Entertainment Hardware Technology Retail Virtual Reality

The Ultimate Solution for 360° Virtual Reality Gaming, Training, & Exercise

OMNIPAD.COM REDWOOD CITY CALIFORNIA


OMNIPAD™
World's Only Circular Revolving-Tread Omnidirectional Treadmill for Exercise and VR!
Where Do You Want To Go Today?™



The OmniPad is a continuous revolving circular tread-driven omnidirectional treadmill that operates like a conventional treadmill, with the added advantage of allowing the user to naturally walk, run, or jog in any direction. We have a patent on the treadmill design and two new provisional patents.

Neil Epstein CEO / President @ OmniPad Company

Why you may want to support us...

1. World's first circular revolving-tread omnidirectional treadmill.
2. Patented design for the core mechanics of the OmniPad, plus new provisional patents filed.
3. Partnering with NBA, NFL, and NCAA training programs
4. Customizable 360° virtual reality experiences.
5. Virtual and augmented reality market estimated value at $177 billion by 2022.

Why people love us



I am excited about the omni-directional treadmill concept being developed by OmniPad. Mr. Neil Epstein, a distinguished and (EMMY) award winning animator, has patented his treadmill concept and is working tirelessly to bring his concept to the attention of officials responsible for the development of more realistic ambulatory platforms that can be utilized in a virtual environment.

Charles Cragin
Prior Undersecretary of Defense



The OmniPad will be great for athletic training and eSports. You can have one team with each player on an OmniPad in Dallas, playing against another OmniPad team in Chicago, all training in the same VR (football) environment, at the same time, and track their activity and progress in realtime.

Ben Coleman
NFL - Guard: Redskins, Chargers, Jauars, and Cardinals



Neil -- We value you very highly as a client of Cooley. You are also a very good and honest guy.

Timothy Moore, Esq.
Partner - Cooley, P.A., Palo Alto



Honestly Neil - This is easily the most exciting startup product I've reviewed in some time. I think there are a lot of incredible applications for the OmniPad - where people could connect, communicate, and interact - The OmniPad offers a stronger venue to do so since walking alongside others, exercising together, and (more obviously) playing games together could be included seamlessly in the VR experience.

Corbin Falvo
Business Development Manager - Mice Groups Silicon Valler Recruiter

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Neil Epstein
CEO / President
3D Animation Specialist - EMMY Award Recipient - Juris Doctorate top 50 law school (2016)



David Carmein
Advisor, Prior Chief Engineer
Stanford grad, Omnidirectional Locomotion Specialist, Co-author: The Omni-Directional Treadmill (PT)



Christopher Nelson, M.B.A., Ph.D.
Vice President - Operations
Masters of Business Administration, Doctor of Philosophy, Strategic Management Specialist



Orentheal Williams
Senior Marketing Strategist
Over 10 years of professional Networking and Event Promotion

Some of our investors

WE'VE RAISED $671,386 FROM 141+ INVESTORS SINCE OUR FOUNDING

Howard and Associates, P.A.
Law Firm. Founder, Tim Howard, J.D., Ph.D. Former Assistant Attorney General, State of Florida. Angel Investor - OmniPad.

Cambridge Capital Group, LLC
Angel Investor - OmniPad

Cambridge Capital Group, LLC
Angel Investor - OmniPad

Ernesto Martinez
Passion for all things environmental looking to making a dent in global warming.

Daniel Chan
Billionaire's magician and founder of bayareadinnershow.com. Performing world-class magic and sleight of hand for corporations in Shanghai, Las Vegas, Germany and San Francisco Bay Area in 2017.

Randy Mckinnish
Outdoors loving software developer, husband, and father of three

Thomas C. Woods
Casual Investor

Jeffery Peters
I live in New Jersey and am enjoying learning about new startups and investments.

Nathan Mayo
I'm a West Point graduate and Army veteran who currently works as an operations manager for a small non-profit in Haiti.

along with 132 other investors

Downloads

- OmniPad Investor Pitch Deck - 05 29 18 a.pdf
- omnipad.png
- 1 - Software Potential.png
- 2 - Strain Analysis.png
- 5 - Engineering Montage.png
- 5 - Engineering Montage.png

How it works - OmniPad Mechanics


OMNIPAD™
WHERE DO YOU WANT TO GO TODAY?
OMNIPAD™
Own a piece of the action!

360° Exercise & Fitness



First Responder & Military Simulator Training


POLICE

Hardware / Software Engineering


SOFTWARE POTIENTIAL
TRANSFORM YOUR REALITY
VR GAMING
MILITARY SIMULATION TRAINING
REAL ESTATE & ARCHITECTURE
SPORTS & FITNE
TRAINING
OMNIPAD™
...AND MANY MO


STRAIN ANALYSIS

Patented Core Mechanics

The core foundational mechanics of the OmniPad were patented by Emmy Award-winning 3D Design Specialist, Neil Epstein, with the subsequent omnibus provisional patents recently filed by Neil along with his team of world-class engineers. The OmniPad is a revolutionary omnidirectional treadmill that allows users to train, play, and enjoy while being able to walk or run around inside a multitude of virtual environments. Our patented design enables natural 360° freedom of locomotion in all directions, finally enabling complete freedom of immersion into the virtual world.


NSK

OmniPad Engineering

Covered under U.S. Patent 6,743,154, and two 2018 Provisional Patents.


Installed Strain – 2m Platform – 600mm Bladder
Bladder Size and Installed Strain – 1m Platform
Half Symmetric Force Plot
(Newton)
Torus Rev A – 450mm Bladder – New Material
OMNIPAD


OMNIPAD



The Product

The OmniPad is a lightweight, portable and cost effective “Revolving Bladder-Driven” omni-directional treadmill that is designed to enable 360-degree freedom of locomotion. It will allow people to walk, jog or run through any type of 3D virtual environment . . . in any direction. The concept is that people using an OmniPad will wear Virtual Reality Display Glasses, and maneuver their way on foot through virtual and augmented environments. The 3D environments can be video games, terrain simulators, architecture walk-throughs, and much, much more.

People using the OmniPad will be able to travel for miles and miles inside of three-dimensional virtual worlds, in any direction, without moving through space in the real world. Their omni-directional locomotion on the OmniPad will “drive” the 3D environment in whatever direction they are moving their feet.

Multiple users can simultaneously be linked to a singular online 3D environment, providing video game players, military trainees and other consumers the ability to interact with other OmniPad in realtime. Meaning, each user will be represented in the virtual environment to the other users as 3D Avatars whose movement in the VR environment will mimic the users’ real locomotion on their own OmniPads.

With the many technological advancements that have been made over the last few decades, the market is finally able to support the one missing link that is going to change the virtual reality experience forever . . .

The OmniPad

Have you ever thought of being immersed inside the virtual world of a video game? Have you ever wanted to actually walk around in a computer-generated 3D simulation, where you as the user can experience worlds beyond your imagination? Think of the possibilities that the imagination within all of us has yet to discover . . .

IMAGINE:

· Walking or running through a video game’s 3D environment while being a part of the game itself, perhaps chasing a life-sized 3D dragon.

· Taking a stroll on the ocean floor, as the underwater creatures swim all around you.

· Exercising, by taking a jog on a tropical beach on a planet somewhere in the distant universe, without ever leaving your own living room.

· You are expecting to move to a new city or town, and you have the ability to walk through houses in a neighborhood on the other side of the country before you actually go there. Now imagine that you find a new house that you like, and you have the ability to walk around your new home and visualize how each room would actually look when it is decorated with your own furniture.

· Your military unit is preparing for deployment to a dangerous region on the other side of the world, and you have the ability to train for this mission by walking and running through a life-sized 3D terrain that replicates the actual environment that you are expected to deploy to.

· You are a real estate developer, and you are able to literally walkthrough a new housing development, before it is even built.

The great thing about the OmniPad is that, while you are running through an ancient castle, walking on the surface of Mars, taking a tour of the Luovre Museum from your classroom, fighting dragons, shopping in virtual mall, or even walking around a StreetView environment of Rome, you will be EXERCISING while your are enjoying these VR environments.

The wondrous applications for the OmniPad can be incredibly cool, and incredibly practical. All we have to do is use our IMAGINATION!

Investor Q&A

– COLLAPSE ALL

What does your company do?

The OmniPad is a continuous revolving circular tread-driven omnidirectional treadmill that operates like a conventional treadmill, with the added advantage of allowing the user to naturally walk, run, or jog in any direction. We have a patent on the treadmill design and two new provisional patents.

Where will your company be in 5 years?

To create a worldwide virtual reality community to be joined by people of all ages, and by industry professionals who will benefit by being able to naturally walk or run inside of magnificent virtual environments for exercise, VR gaming, eSports and sports training, architectural visualization, cardiovascular rehabilitation, educational and museum VR environments, virtual shopping malls, and much more!

Why Facebook/Oculus, Apple, Google, SONY PlayStation, Samsung?

There is a growing abundance of companies who offer virtual and augmented reality technologies, such as VR and mixed reality glasses and headsets, realtime VR/AR environments and games, haptic gloves and clothes, motion capture hardware, and on and on. There are many, many ways to create, invent, reinvent, and market these already well-known products. This is a good thing. However, BASED UPON THE LAWS OF PHYSICS, there are very few ways to enable omnidirectional locomotion on a stationary surface. Therefore, there are very limited ways to create a functioning omnidirectional treadmill. Not only does The OmniPad Company own the patent rights to one of the very few ways to enable omnidirectional locomotion, we believe that the circular revolving tread design of the OmniPad is the most effective and elegant solution to omnidirectional locomotion ever engineered. This also indicates that the quantity and caliber of potential competition is also very limited, by nature.

The OmniPad Company provides a very rare and unique offering that will become more and more sought after as virtual environments, with realtime 3D graphics, become more prevalent, practical, capable, and prolifically utilized by society. Virtual reality graphics will continue to boast greater and greater levels of photorealistic detail and functionality due to rapidly advancing CPU chip technology and realtime 3D design software. And, the already wondrous array of applications for the OmniPad will continue to grow exponentially though the work of highly creative and analytic minds all over the world. Humanity will be lured into the virtual world in new and productive ways that we only dreamt of a few years ago.

For these reasons, we are highly confident that The OmniPad Company presents an exceptionally rare and important innovation that will entice Facebook, Apple, Google, SONY PlayStation, Samsung, Microsoft, Amazon, Dell, HP, Intel, and a host of other high-tech companies to compete against each other in order to get their hands (or feet) on. This is a very bold statement, and we mean every word of it. We readily foresee these fortune 500 companies getting into a heated competition to own a sizable stake in the OmniPad product-line once we present the full-scale OmniPad to them. These high-level presentations are estimated to occur within six to eight months after successful completion of this Regulation Crowd Funding round.
Due to the shear laws of physics - enabling a only very limited set of circumstances where one can facilitate freedom of 360-degree locomotion, at any rate, on a stationary surface - combined with the effectiveness and elegance of the patented OmniPad design, and with the caliber of the people who will continue to engineer, design, manufacture, market, and distribute our innovation to the world, we are genuinely optimistic that we will be successful in generating competition among the above listed high-tech companies for an ownership stake in our technology and intellectual property. The core engineering has already been successfully executed. Now, all The OmniPad Company requires is the ability to compete the construction of our unique omnidirectional treadmill, and to begin to set up our high-level meetings. This is what it will take to bring the OmniPad to the real world, and to the virtual world.

How will you make money?

The initial runs of the OmniPad will be marketed to the military, commercial, and industrial markets:
The MILITARY-grade OmniPad will be designed for use with networked terrain-based military simulator training. This level of OmniPad training system will be used for both on land training, and at sea during the transport of troops. At sea, the OmniPad will be deployed for entertainment, as well as for training purposes. There is also use for the OmniPad with law enforcement, firefighting, and EMT training. Potential military pricing models can be as high as $20,000 per unit. There will be an additional pricing structure for ongoing software and mechanical upgrades. Up to 5,000 units are projected for this market over the next 5 years.
The COMMERCIAL-grade OmniPad will initially be marketed to fitness centers and gyms, eSports facilities, architectural and real estate firms, virtual shopping malls, museum and educational institutions, and to the tourism industry, among others. The OmniPad, in and of itself, is a fascinating and motivating alternative to conventional treadmills to be populated in gyms and fitness centers around the world. For architectural walk-through presentations, the OmniPad will allow commercial and residential realtors to present their products to customers, even before the architecture is constructed. The OmniPad is exceptionally well suited for education and virtual museum exhibitions, as users will be able to literally walk around and peer up at a 3D virtual statue of David, or walk around the neurons of the human brain, for example. With virtual tourism, the OmniPad will allow travelers to walk around in 3D virtual renditions of resort locations to aid them in choosing their real vacations. Potential commercial pricing models can be between $5,000 to $10,000 per unit. Here too, there will be an additional pricing structure for ongoing software and mechanical upgrades. Up to 100,000 units are projected for this market over the next 5 years.
The CONSUMER-grade OmniPad will be distributed via retailers or by online sales. Consumers will be able to bring the OmniPad into their homes and offices, where they will be able to experience all of the aforementioned applications, plus have a new tool for use with the growing multitude of consumer-based VR environments, eSports, and games. VR environments may be hosted online, meaning that multiple OmniPad users in multiple locations anywhere in the world will be able to interface with each other on-foot in the same VR environment, at the same time, in realtime. This makes the OmniPad very well suited for VR social networking, eSports, Massively Multiplayer Online Gaming, and virtual malls. The revenue potential for the OmniPad alone, even without the VR adaptation, is impressive. The OmniPad Company also plans to design, manufacture and distribute OmniPad-Specific peripheral devices and proprietary VR environments. Potential CONSUMER pricing models are in the $750 to $1,200 per unit range. Up to 2 million units are projected for this market over the next 5 years.

What's new about what you're making? How is it different?

The OmniPad is the world's only CIRCULAR revolving tread-driven omnidirectional treadmill. There may be other, more cumbersome, sliding-dish circular 'treadmills' on the market, but the OmniPad is the only patented circular treadmill with a moving omnidirectional locomotion surface. The OmniPad is designed to be the most effective and user-friendly omnidirectional treadmill and virtual reality locomotion interface on the market. It does not require specialized footwear, like the sliding dishes do. And, it is proposed to have greater functionality and responsiveness with less moving parts than the square ODT's, at a more accessible price point.
With the square treadmills, there is a limit to how fast users may run and change direction while running. The fundamental circular mechanics of the OmniPad are designed to allow faster running speeds while enabling the user to change running direction in real time; just like in the real world. Therefore, the OmniPad will be significantly more effective when users change direction, allowing people to seamlessly walk, jog or run NATURALLY in any direction on a stationary surface. The OmniPad is also proposed to be significantly lighter and more readily transportable than the square treadmills. Finally, the price point of the square ODT is significantly higher than the OmniPad is proposed to be.

Who are your competitors? How are you different?

Our main competitors are:
Sliding-dish devices that call themselves treadmills, but they are not based on any sort of moving or revolving tread, like the OmniPad. Their design is based upon a stationary sliding-dish or saucer that inhibit truly natural locomotion. They are also cumbersome and tiring to use. They require specialized felt-bottomed footwear. Examples of this type of low-end competitor are: KatVR, Virtuix, WizDish, Strider VR, and Cyberith.
Square multi-belted omnidirectional treadmill, which has a multitude of moving parts that make it more prone to breakdown than the OmniPad will be. Further, the square treadmill is generally a very loud device, turning direction while in motion is unnatural, and you cannot freely run as fast as you want. This type of treadmill also tends to be very heavy, difficult to transport - especially for the consumer marketplace, and very expensive.

How big is the market?

It is difficult to gauge the entirety of the various markets for the OmniPad, primarily because the latest advent of virtual reality and augmented reality technology is so new, and because there are new markets that the adaptation of the OmniPad to VR and AR will simply create or expand; such as virtual tourism, virtual malls, eSports, telepresence, and the list goes on.
One thing is for sure, if The OmniPad Company is able to distribute the OmniPad to industry and consumers on a prolific worldwide basis, the size and array of markets for the OmniPad - existing, and yet to be discovered - has the potential to be be significant and lucrative.
The market size for simply distributing the OmniPad as a very cool and unique alternative for conventional treadmills is astounding. For example, the Peleton Company, distributors of virtual reality & telepresence stationary bicycles, has recently been valued at $1,000,000,000. When asked, "How big is the market for the OmniPad?" a simple, one word answer to that question would realistically be . . . big!

Next Steps: What will it take to complete development of the OmniPad, and continue on our path to success?

Since the mechanical design of the OmniPad is predominantly complete, and has been determined to be feasible by our engineering staff, the remaining steps required to complete our new product development are straight forward:
The goal of this phase of OmniPad development is to finalize the production of a full-scale, fully functional OmniPad, such that an average sized adult can get on it and proceed to walk and run in any direction. Once this has been accomplished we will have the substance and wherewithal to progressively present the OmniPad to high-end investment groups and industry luminaries, such as Facebook and Apple, for partnership potential. We will have the assistance of our corporate counsel, Cooley, P.A., in arranging these meetings.
At present, we have the engineering plans, SolidWorks/CAD files, finite element analyses, engineering specifications for the molds, parts and tooling, and the advisorship of David Carmein, our renowned prior Chief Engineer. To reiterate, we had already begun the full-scale OmniPad assembly process, based upon the engineering designs that were successfully completed by our staff, when our primary angel funding source had unexpectedly run out of funds. Therefore, The OmniPad Company is poised to pick up where we left off and expeditiously complete development.
Upon subsequent funding, the first step is to reopen the OmniPad R&D Facility in Redwood City, and move all of our engineering equipment, manufacturing materials, molds, parts, SolidWorks CPU's, tooling and office equipment back into the building.
Concurrently, we will be re-staffing the facility with top-notch engineering personnel (Technology Officer, Lead Engineer, Mechanical Engineer, Electrical Engineer, etc.), and administrative staff.
Next steps are to acclimate the staff to the affirmative engineering work product that has already been accomplished, and to have them confer with David Carmein as to the most effective and efficient way to proceed. Staff will move forward with the continued procurement of parts, molds and tooling as set forth in David Carmien's engineering plans. They will then resume development and assembly of the OmniPad; including ongoing experimentation and engineering analyses. As mentioned, it is estimated to take an additional six to eight months of production in order to complete the full-scale rendition of the OmniPad.

While the prototype assembly takes place, we will be advancing our intellectual property holdings by converting our existing provisional patents to full utility patents. This process will also require ongoing input from our engineering staff and the advice of David Carmein. We will continue the filing processes for our domestic and international trademark acquisitions for the "OmniPad," and other related marks. This includes the maintenance of our trademark applications until we are able to put the marks into the stream of commerce, and responding to international trademark office actions and maintenance costs.

During this six to eight month phase of production we will begin to establish the mass manufacturing, worldwide distribution, and marketing channels for the forthcoming OmniPad product-line. The OmniPad Company will further vet out subsequent funding sources, and prepare for a Reg D offering should we opt to go this route. We will also retain the services of 3rd party marketing and investment consulting resources.

In approximately six to eight months after subsequent funding, we will have a complete package comprised of a seasoned engineering staff, a well-established R&D faculty, a wealth of solid intellectual property, realistic plans for mass manufacture, marketing, and distribution, and a full-scale, fully functional OmniPad. With this, we will meet with a select gathering of high-tech giants and prosperous investment firms in order to propel the OmniPad into a broad array of markets; including military, industrial, commercial, and consumer.

In a nutshell, what is the OmniPad and how did it come about?

Being a seasoned 3D animator before attending law school, the CEO and Founder of The OmniPad Company, Neil Epstein, was working on a virtual location-based attraction for Walt Disney Imagineering, called DisneyQuest. Neil did 3D character and environment modeling for the virtual attraction, amongst a staff of other incredibly talented 3D animators and game programmers. This is where he had his first exposure to, and fell in love with virtual reality. This was in 1998.

Just before the Disney project ended, and after the virtual 'ride' was complete and installed at Disney Word, the managers of the project were trying to think of new ways for people to interface with VR environments. A week or two went by, the project officially ended, and no one could think of any new ways to move around in VR environments. But that question burned in Neil's mind; how to walk and run around inside of virtual worlds without taking up space in the real world.

After Mr. Epstein left the Disney project, but before he started working at NBC Studios (doing 3D animations for the Olympics), in his mind, he continually tried to work out a way to enable 360-degree locomotion on a stationary surface. Then, it hit him: a water balloon! He thought, if you take a water balloon in the palms of your hands and press the balloon so the opposing sides of the balloon are flat, and then roll the compressed or flattened water balloon around by moving your hands up and down in opposite motions, the sides of the water balloon remain flat but the water balloon itself revolves . . . in any direction.

The core design for the OmniPad was born.

Mr. Epstein knew that he had come up with a very interesting concept that was worth investigating further. As the days passed, with the vision of the flattened revolving water balloon churning in his mind, he realized that the there are no stationary surfaces on the water balloon while it was in motion. He further realized that if the design was expanded to where a human being could walk in any direction on one surface of the flattened water balloon that the "water balloon" itself would have to, firstly, be comprised of a solid circular locomotion surface inside the balloon that would support the weight of a human being, and that the entire unit - which Neil coined, "the bobbin", would have to be seated into a platform that enabled 360-degree freedom of motion of the revolving water balloon platform - Bobbin. From there, he devised an omnidirectional base that was comprised of rings of ball bearings, which would allow the revolving balloon or bladder freedom of motion in any direction while still supporting the weight of the user on top of the rubber bladder encased locomotion surface.

Once Mr. Epstein had what he believed to be a true omnidirectional treadmill conceived in his mind, being a 3D animator, he began to create 3D renditions of his innovative new solution for omnidirectional locomotion. The next logical step was to patent the concept. Neil did a patent search, and found the design to be unique. He then went forward seeking the funding to hire the Blank-Rome law firm, who drafted and submitted a solid, 16-claim patent. Within a couple of years, the United States Patent and Trademark Office approved all 16 claims with no contention, or revisions. Blank-Rome said that this was the first time they had filed a patent that was awarded with no revisions or suggested changes from the patent officers. Since that time Neil has been refining the OmniPad design, and has received a Notice of Allowance for the "OmniPad" trademark, both domestic and internationally.

As the years went by, virtual reality began to come into the forefront of people's minds

again; especially when Mark Zuckerberg purchased the Oculus Company for over $2,000,000,000 in 2014. Finally, in 2016, just prior to Mr. Epstein graduating from law school, he started working at Howard & Associates law firm, where he happened to be discussing the OmniPad with another co-worker, the owner of the firm overheard that discussion and expressed an interest in investing the The OmniPad Company, to assist Neil in creating the OmniPad. Neil decided that the best place to build the OmniPad is in the Silicon Valley, where the company would have access to the best and brightest engineering personnel at Stanford and Berkeley, and also be close to Facebook/Oculus, Apple, Google, Samsung, and SONY PlayStation's headquarters. Shortly after the angel funding round was effectuated, Mr. Epstein set up The OmniPad Company R&D Facility in Redwood City, in the heart of the Silicon Valley. There, he sought the corporate and intellectual property counsel of Cooley, P.A., who also serves as Facebook's counsel.
Next, Neil hired David Carmein, a powerhouse mechanical engineer who is literally the father of omnidirectional locomotion surfaces. David successfully created the world's first omnidirectional treadmill in 1996 on commission from the U.S. military. Throughout 2017, under David's direction, the OmniPad engineering staff worked out the true functioning mechanics of the OmniPad through experimentation, SolidWorks engineering and finite element analyses. All engineering studies had come back as positive. By the end of 2017, the OmniPad engineering staff arrived at the assertion, with reasonable engineering certainty, that the newly engineered OmniPad design will work as intended. That is a significant achievement. The engineering team had then started to order parts, molds, and tooling for the OmniPad, and had just begun the beginning stages of the assembly process when the angel funders abruptly and unexpectedly ran out of funds at the beginning of 2018. It has been estimated that the manufacture of the OmniPad will require an additional six to eight months to compete upon subsequent funding. We anticipate acquiring these funds primarily from our Regulation Crowd Funding Offering, along with other options, and pressing forward expeditiously.
Once the OmniPad is complete, we intend to immediately present the working, full-scale OmniPad to Facebook/Oculus, Apple, Google, SONY, and Samsung to explore partnerships. OmniPad may also find sufficient capital to continue independently.

What's your biggest risk? What keeps you up at night?

Of course, risks are always the most difficult thing to address when launching a proprietary new product- in a burgeoning hot new industry, such as the virtual and augmented reality industries. It is noted that there is a healthy menu of risks already enumerated in the Risks Section of this Offering, as well as in the Subscription Agreement, which provide an array of standard risks that are predominantly offered for most high-tech startups. It seems as if the name of the game is to throw as many possible, and hypothesized risks at investors, and whoever is left standing at the end is the serious investor who has a genuine interest in the Company's Offering and capabilities. That is the type of investor that we are looking for; investors who have a sincere interest is seeing the OmniPad become a household name; investors who not only have a financial interest in seeing The OmniPad Company become a magnificent success, but also have a genuine interest in seeing the OmniPad become an entertaining, assistive, and experiential tool that truly adds to the quality of life of people of all ages, on a society-wide basis. That is the definition of the type of investor that The OmniPad Company desires to accommodate.
In so being, one of the biggest risks this Company faces is to have half-hearted investors, engineers, executives, team members, and even customers who are not utterly impassioned and excited about the incredible wealth of applications for the OmniPad. Cultivating the vision of all the different real and imaginary worlds that the OmniPad will open up, conceptualizing and dreaming about all it can, and will do as the AR/VR industry continues to blossom, and enthusiastically putting the OmniPad to use for all kinds of practical, entertaining and healthful reasons is what is going to make this company an overwhelming success.
As the CEO and Founder of The OmniPad Company, my biggest fear, and the greatest risk for the Company, is that people don't use their true sense of imagination and creativity when presented with the OmniPad's amazing capabilities. My fear is that they don't look past the fact that the OmniPad is a very cool new treadmill exercise device, and subsequently fail to envision all the wonderful virtual worlds that OmniPad will let them explore. The fear is that people won't truly understand the magnificence of the functionality of the OmniPad, and subsequently are not completely elated and excited when they think about jumping on to their OmniPads to meander through an enchanted forrest, chase a dragon through a medieval castle, jog on the surface of a distant far-away planet, take a walking tour through their new home or office that has not even been constructed yet, play football in realtime against opponents on the other side of the world, race virtual zebra's and gazelles, or even to take a walking tour through Disney World or the Louvre Museum in Paris all from the comfort of their own homes. If people aren't

completely fascinated with the wondrous functionality of the OmniPad, above and beyond the fact that it is an interesting treadmill alternative, then my intention as the inventor will have failed.
This is true even when it comes to the mindset of our investors. Being an investor and co-owner of this company also means championing and sharing the virtues of the OmniPad along with us. Without the promulgation of the excitement over what the OmniPad can do, and the collective creative thought about different and new ways to use the OmniPad, this Company will not reach its full potential. This is the biggest risk, and this is what keeps me up at night.

Financials

OmniPad Company has financial statements ending December 31 2018. Our cash in hand is $450, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month.

At a Glance

January 1 to December 31

$0
Revenue

-$517,152
Net Loss

$57,735
Short Term Debt

$618,279
Raised in 2018

$450
Cash on Hand
As of 04/ 8/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The OmniPad is a continuous revolving circular tread-driven omnidirectional treadmill that operates like a conventional treadmill, with the added advantage of allowing the user to naturally walk, run, or jog in any direction. We have a patent on the treadmill design and two new provisional patents.

To create a worldwide virtual reality community to be joined by people of all ages, and by industry professionals who will benefit by being able to naturally walk or run inside of magnificent virtual environments for exercise, VR gaming, eSports and sports training, architectural visualization, cardiovascular rehabilitation, educational and museum VR environments, virtual shopping malls, and much more!

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

The OmniPad Company, LLC was incorporated in the State of Florida in January 2017.

Since then, we have:

- World's first circular revolving-tread omnidirectional treadmill.
- Patented design for the core mechanics of the OmniPad, plus new provisional patents filed.
- Partnering with NBA, NFL, and NCAA training programs
- Customizable 360° virtual reality experiences.
- Virtual and augmented reality market estimated value at $177 billion by 2022.

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $158,862, including $359 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $517,152 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $57,735 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $618,279 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The OmniPad Company, LLC cash in hand is $450, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 10 months.

There have been no transactions since our angel funding had run out at the end of 2017. However, we are prepared to get back on track to complete the manufacture of the OmniPad; with a significant repertoire of intellectual property, affirmative engineering feasibility evidence of functionality, and the purchase of parts, molds, and tooling required to complete the OmniPad.

At this time, there are no other sources committed. However, as the Regulation Crowd Funding offering begins to develop and take hold, this will enable us to appeal to and procure other revenue sources. After the maximum crowd funding revenue goal has been reached, and we are able to complete the development of the OmniPad, our expenses will evolve and be directed toward mass-manufacturing, marketing and distribution of the OmniPad on a worldwide basis. At that point, revenues will also commence and continue to increase.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-326%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.06	$0	0%
Revenue to Receivables:	**Debt Ratio:**	
~	36%	

Combined 2017-18 Omnipad Reviewed Financial Statements.pdf

Risks

1. Safe Harbor Statement

   The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future financial performance, and the proposed success of the dynamics, functionality, and awe-inspiring sales of the OMNIPAD. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans", "genuinely foresees awe-inspiring projected sales" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause the OmniPad Company's actual results to differ materially from those indicated by the forward looking statements. The OmniPad Company, LLC disclaims any obligation to update any forward looking statement.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The company is going to need more money. The company might not sell enough Class C Membership Interests in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class C Membership Interests we are offering now, the company will need to raise more funds in the future, and if it can't get them, we may fail or we may be acquired by another company. Such as acquisition may or may not be sufficient to provide a return to investors. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less than your investment, because later investors might get better terms.

4. We have not yet generated any revenues. We are still in the development stage of our company's life cycle. We have an idea, have begun engineering the product, and secured patents to protect the idea, but we have not yet made any money from that idea. We do not know when we will begin generating revenues, or if we will ever do so. Investing in the company at this stage means you believe we have a great idea and are the right people to implement that idea over the long term.

5. The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

6. The company is controlled by its sole officer and manager. Neil currently holds the majority of the company's voting securities, and at the conclusion of this offering will continue to hold a majority of the company's voting securities. Investors in this offering will not have any voting rights, as the Class C Membership Interests sold in this Offering are not voting interests.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Also, development of our product will require engineers who specialize in the technologies used in our product. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. Our company is not yet fully operational. While we have substantially completed the design of our product, additional research and development must be completed, in addition to setting up manufacturing, testing, marketing, and distribution. We do not currently have adequate funding to complete the above. If we are unable to raise adequate funds, it will not be possible for us to launch our product or sustain ourselves as a business. The notes to our financial statements note that our company will be unable to operate as a going concern if adequate funds are not raised.

9. We are not alone in the market. While we believe that our product is superior to our competitors', we will be competing against companies with greater funding and existing products already in the marketplace. We believe that our product is the only circular tread-driven omnidirectional treadmill in existence, and that there will be sufficient demand from consumers to allow our business to succeed, however, our success depends on our ability to spread awareness of our product and differentiate it from that of our competitors.

10. One of our major market segments will rely on use of existing and future VR products. While VR technology and popularity has been increasing, part of our business model depends on the continued success and popularity of VR. Additionally, If the creators of these products decide to put in measures to prevent our product from working with these environments or peripherals, our market size will be decreased. While we intend on taking advantage of opportunities in the consumer VR market, we believe our product has strong opportunities that do not rely on existing VR environments.

11. The possibility that, in the early stages of production, the market share of the OmniPad may be limited to the industrial, commercial, and military training simulator markets due to an elevated price point of the initial runs of the product; meaning that the general consumer marketplace may not initially make up the big market share of the OmniPad for the first couple versions of manufacturing. The company plans to reinvest proceeds derived from sales of the first versions of the OmniPad into streamlining the manufacturing processes, distribution channels, and volume-based purchasing of OmniPad components, further refining and economizing the development process until consumers of all ages will be able to partake in OmniPad virtual reality.

12. We currently rely on one product, the OmniPad. We are devoting all of our company's effort to making the OmniPad a success, and we believe that we can design, manufacture, market, and sell our product, however, we do not have any additional products to rely upon at this time.

13. Our business plan relies on our intellectual property. We have been awarded a patent addressing the core OmniPad design, and we have filed two additional provisional patents, which we plan to have filed as full utility patents in the early Fall of 2018. In order for these patents to protect our inventions, we may need to devote resources and funds to prevent the infringement and enforce our patents. Additionally, if we are unable to successfully defend those patents, other companies may be able to produce the same or similar products, which would be detrimental to our business.

14. You cannot easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. Most companies do not ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

15 You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Class C Membership Interests, or any securities into which the Class C Membership Interests convert at a profit, you will probably need to pay tax on the long- or short-term capital gains that you realize. If you do not have a regular brokerage account, or your regular broker will not hold the Class C Membership Interests for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Class C Membership Interests you sell.

16 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Neil Epstein	CEO / Manager @ The OmniPad Company	2017

Officers

OFFICER	TITLE	JOINED
Neil Epstein	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Neil Epstein	4,590,000 Class A & B Membership Units	51.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$17,361	Priced Round
12/2017	$618,279	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,076	5% towards WeFunder Fees, 45% towards 3rd party investor consulting services, 50% (Cooley, P.A.) intellectual property procurement and development.

$1,070,000	5% toward WeFunder Fees, 40% towards OmniPad product development (including engineering software/hardware, 3rd party dynamic and finite element analysis, OmniPad parts, molds, tooling, customized elastomers, etc.), 20% towards (Cooley, P.A.) corporate counsel & intellectual property procurement and development, 35% towards payroll, rent, insurances, business & IT equipment. *All new expenditures will build upon the extensive OmniPad development already accomplished over the past 14 months with proceeds from our 1st angel funding round.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C Membership Units	1,000,000	100,000	No
Class B Membership Units	7,000,000	7,000,000	Yes
Class A Membership Units	2,000,000	2,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

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